Exhibit 17.2

July 25, 2018

Mr. Edward Treska

VP, General Counsel & Secretary

Acacia Research Corporation

520 Newport Center Drive

12th Floor

Newport Beach, CA 92660

Dear Ed:

Effective as of the date of this letter, I hereby resign as director of Acacia Research Corporation, Inc. (“Acacia”), including positions on any committees of Acacia.

I accepted my directorship 3 1/2 months ago in order to contribute my time and expertise to Acacia in evaluating and, if appropriate, delivering a transformative acquisition opportunity to shareholders, something I thought would be in the best interest of Acacia and its shareholders. However, immediately following the election of Clifford Press and Al Tobia, the board environment became unnecessarily acrimonious and difficult. As a result, I no longer believe it is an environment in which we would be able to thoughtfully evaluate and structure an acquisition or merger with any valuable business. My sentiments were crystalized during a call with the board last Friday when I asked Clifford and Al whether they had any strategic plan for Acacia going forward. Clifford responded that they did not have a plan, that they were not interested in a transformative transaction and would in fact adamantly oppose one. It is therefore clear to me that the original reasons I joined the board are no longer realistic options for Acacia’s future.

I also note that assertions have been made by BLR Partners LP and the newly elected directors impugning the incumbent board and challenging prior actions and decisions of the board. I was not serving as a director during the times those alleged actions occurred and decisions were made. Nevertheless, to the extent such assertions are directed at me, I deny and dispute them.

I appreciate the opportunity to have served Acacia and wish the best for the company, its shareholders and management.

Best regards,

/s/ Paul Falzone
Paul Falzone

cc:	Board of Directors of Acacia